SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

Packeteer, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

695210104

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

1,423,647

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,423,647

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,423,647

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,135,470

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,135,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,135,470

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

2,135,470

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,135,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,135,470

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.001 par value (the “Common Stock”), of Packeteer, Inc. (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of March 4, 2008 and amends and supplements the Schedule 13D originally filed on May 24, 2007, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.	Source and Amount of Funds or Other Consideration.
Elliott Working Capital	$12,347,713
Elliott International Working Capital	$18,521,572
ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On March 5, 2008, the Reporting Persons delivered a letter (the “March 5 Letter”) to the Board of Directors of the Issuer (the “Board”). In the March 5 Letter, the Reporting Persons stated that after making efforts to discuss their concerns with the Issuer, including sending numerous letters to the Issuer and having discussions with several Board members, the Reporting Persons have never received an invitation from the Board to discuss their thoughts, and the Board has never formally addressed any of the Reporting Persons’ concerns. The Reporting Persons further stated that they believe the Issuer’s poor performance — as reflected in the 37% decline of its stock price year-to-date and 67% decline over the past twelve months — is the result of weak execution in terms of selling and developing the Issuer’s industry-leading products.

Therefore, the Reporting Persons stated in the March 5 Letter that they are prepared to offer to acquire the Issuer for a price of $5.50 per share in cash. The Reporting Persons believe that this represents a 42% premium to the March 4 closing share price of the Common Stock and, given that over half of the Issuer’s market capitalization is reflected in its net cash position, is a 95% premium to the Issuer’s enterprise value (market value less cash). This is also a 19% premium to the trailing 30-day closing price (34% on an enterprise value basis). The Reporting Persons believe that their offer provides Issuer’s shareholders immediate, quantifiable value, which the Reporting Persons do not believe the Issuer can achieve in today’s economic environment.

The March 5 Letter further states that although the Reporting Persons prefer to work together with the Issuer immediately to negotiate a definitive merger agreement, they are prepared to proceed promptly with an offer directly to the Issuer’s shareholders if the Issuer chooses not to engage with them.

A copy of the March 5 Letter is attached hereto as Exhibit B and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott owns 1,423,647 shares of Common Stock, constituting 3.9% of all of the outstanding shares of Common Stock. Elliott owns its 1,423,647 shares of Common Stock through its wholly owned subsidiary, The Liverpool Limited Partnership, a Bermuda limited partnership.

Elliott International and EICA beneficially own an aggregate of 2,135,470 shares of Common Stock, constituting 5.9% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 3,559,117 shares of Common Stock constituting 9.8% of all of the outstanding shares of Common Stock.

(b)        Elliott has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D (previously filed) and is expressly incorporated by reference herein.

(c)        There were no transactions effected by the Reporting Persons during the past sixty (60) days.

(d)        No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.
ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Letter to the Board dated March 5, 2008

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	March 5, 2008

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott Intrnational Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

Exhibit B

Letter to the Board of Directors of Packeteer, Inc.

March 5, 2008

The Board of Directors

Packeteer, Inc.

10201 North De Anza Blvd.

Cupertino, CA 95014-2028

Dear Members of the Board of Directors:

We are once again writing to you, this time publicly, on behalf of Elliott Associates, L.P. and Elliott International, L.P. (“Elliott” or “we”), which collectively own 9.8% of the common stock of Packeteer, Inc. (the “Company” or “Packeteer”). As you know, over the past year, we have written you numerous letters, spoken with several of you many times and talked at length with management regarding our concerns about the Company.

Despite our efforts, we have never received an invitation to discuss our thoughts with the Board and, more importantly, the Board has never formally addressed our concerns, which we suspect are shared by most of your other shareholders.

We believe Packeteer’s poor performance — as reflected in the 37% decline of its stock price year-to-date and 67% decline over the past twelve months — is the result of weak execution in terms of selling and developing its industry-leading products.

Elliott is therefore prepared to offer to acquire the Company for a price of $5.50 per share in cash. This represents a 42% premium to yesterday’s closing share price and, given that over half of the Company’s market capitalization is reflected in its net cash position, is a 95% premium to Packeteer’s enterprise value (market value less cash). This is also a 19% premium to the trailing 30-day closing price (34% on an enterprise value basis).

Our offer is compelling. It provides shareholders immediate, quantifiable value, which we do not believe Packeteer could achieve in today’s challenging economic environment given its history of inconsistent execution. Furthermore, our offer provides certainty, as it would be subject only to customary closing conditions and would not be subject to any financing condition. Considering Packeteer’s underperformance in terms of stock price and execution in relation to its peers, we believe this is an extremely attractive alternative for shareholders.

It is our strong preference to work together immediately to negotiate a definitive merger agreement. From our perspective, the benefits to your employees and shareholders should provide a meaningful impetus for you to seriously investigate this opportunity. Nonetheless, if you choose not to engage with us, we are prepared to proceed promptly with an offer directly to your shareholders. We and our counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP, are available immediately to discuss the terms of our proposal and to negotiate a definitive agreement with you. We hope to receive a favorable response from you promptly.

As one of your largest shareholders, we personally thank the employees of Packeteer for their hard work and look forward to working together to maximize the value of the Company’s technology in the near future.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction and there will be no legally binding contract or agreement between us unless and until a definitive agreement is executed.

We look forward to hearing from you.

Sincerely,

/s/ Jesse A. Cohn

Jesse A. Cohn